Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION OF

ENVIRO TECHNOLOGIES U.S., INC.

Pursuant to the provisions of Sections 607.1006 and 607.10025 of the Florida Business Corporation Act (the “FBCA”), ENVIRO TECHNOLOGIES U.S., INC., a Florida corporation (the “Corporation”), adopts the following Amendment to its Articles of Incorporation (this “Amendment”).

1. The name of the Corporation is ENVIRO TECHNOLOGIES U.S., INC.

2. There being no shareholder action required, this Amendment was duly adopted and approved by the Board of Directors (the “Board”) of the Corporation in accordance with the FBCA on December 9, 2022.

3. This Amendment does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the Stock Split (as defined below) exceeding the percentage of authorized shares that were unissued before the Stock Split.

4. On December 9, 2022, in accordance with the FBCA, the Board approved a four-for-one forward stock split (the “Stock Split”) of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”). Pursuant to the Stock Split, each shareholder of record of Common Stock of the Corporation as of the close of business on December 30, 2022 (the “Record Date”) shall receive three (3) additional shares of Common Stock for every one (1) share of Common Stock held by such shareholder as of the close of business on the Record Date, such that, immediately following the Stock Split, each such shareholder shall hold of record four (4) shares of Common Stock for each one (1) share of Common Stock held by such shareholder immediately prior to the Stock Split.

5. The Corporation’s Articles of Incorporation are amended by deleting the first paragraph of Article IV and substituting in lieu thereof the following:

ARTICLE IV

CAPITAL STOCK

The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be One Billion (1,000,000,000) shares of Common Stock, par value $0.001 per share and Five Million (5,000,000) shares of Preferred Stock, par value $0.001 per share.

6. Except as provided for above, the Articles of Incorporation of the Corporation shall remain unchanged.

7. The foregoing amendment shall be effective as of January 17, 2023.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Articles of Amendment on behalf of the Corporation as of this 12th day of January 2023.

/s/ JIMMY R. GALLA
Jimmy R. Galla, Chief Executive Officer